SRIVARU HOLDING LIMITED

3rd Floor, Genesis House

Unit 18, Genesis Close

George Town, P.O. Box 10655

Grand Cayman, KY1-1006

Cayman Islands

October 21, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Manufacturing

Attention:	Sarah Sidwell
Asia Timmons-Pierce

RE:	SRIVARU Holding Limited (the “Company”)
Registration Statement on Form F-1
File No. 333-282429

Dear Mmes. Sidwell and Timmons-Pierce:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-282429) be accelerated by the Securities and Exchange Commission to 9:00 a.m. Washington D.C. time on October 23, 2024, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

We request that we be notified of such effectiveness by a telephone call to Rajiv Khanna at (212) 318-3168 or Lee McIntyre at (713) 651-5328 of Norton Rose Fulbright (US) LLP, and that such effectiveness also be confirmed in writing.

Very truly yours,

SRIVARU Holding Limited

By:	/s/ Mohanraj Ramasamy
Name:	Mohanraj Ramasamy
Title:	Chief Executive Officer